

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

<u>Via E-mail</u>
Jack Jie Qin
Chief Executive Officer
EFT Holdings, Inc.
17800 Castleton St., Suite 300
City of Industry, CA 91748

   Re: EFT Holdings, Inc.
     Form 10-12B
     Filed December 10, 2008
     File No. 001-34222
     Form 10-12G
     Filed July 17, 2009
     File No. 000-53730

Dear Mr. Qin:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief